As filed with the Securities and Exchange Commission on November 19, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
    Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934


                          Bioral Nutrient Delivery, LLC
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Delaware                                 76-0724287
--------------------------------------------------------------------------------
 (State or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)


     5310 Cypress Center Drive, #101
             Tampa, Florida                           33609
--------------------------------------------------------------------------------
(Address of principal executive offices)            (Zip Code)


Registrant's telephone number, including area code  (813) 864-2562
                                                   ---------------


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:


                            Class B Membership Shares
                ------------------------------------------------
                                (Title of class)

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

Item 1.  Description of Business.

         See attached information statement under the headings "Summary;" "Capitalization;" "Risk Factors;" "Management's Discussion and Analysis or Plan of Operation" and "Business."

Item 2.  Management's Discussion and Analysis or Plan of Operation.

         See attached information statement under the headings "Summary;" "Capitalization;" "Management's Discussion and Analysis or Plan of Operation" and "Financial Statements."

Item 3.  Description of Property.

         See attached information statement under the heading "Business - Properties."

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         See attached information statement under the heading "Principal Security Holders."

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

         See attached information statement under the heading "Officers and Directors of the Company."

Item 6.  Executive Compensation.

         See attached information statement under the heading "Certain Relationships and Related Transactions - Officer Compensation."

Item 7.  Certain Relationships and Related Transactions.

         See attached information statement under the headings "Officers and Directors of the Company" and "Certain Relationships and Related Transactions."

Item 8.  Description of Securities.

         See attached information statement under the headings "The Operating Agreement and Rights of the Holders of Class B Shares."

                                     PART II

Item 1. Market Price of and Dividends On The Registrant's Common Equity And Related Stockholder Matters.

         See attached information statement under the headings "Questions and Answers" and "Principal Security Holders."

Item 2.  Legal Proceedings.

         See attached information statement under the heading "Business -- Legal Proceedings."

Item 3.  Changes In and Disagreements With Accountants.

         See attached information statement under the heading "Business -- Changes in and Disagreements With Accountants."

Item 4.  Recent Sales of Unregistered Securities.

         See attached information statement under the heading "Business - Recent Sales of Unregistered Securities."

Item 5.  Indemnification of Directors and Officers.

         See attached information statement under the heading "Business - Indemnification of Directors and Officers."

                                    PART F/S

         See attached information statement under the headings "Management's Discussion and Analysis or Plan of Operation." and "Financial Statements."

                                    PART III

Item 1.  Index to Exhibits.

         The following exhibits are hereby filed as part of this Registration Statement.

----------------- --------------------------------------------------------------

 Exhibit No.      Description
----------------- --------------------------------------------------------------

     2.1 Certificate of Formation of Bioral Nutrient Delivery, LLC, dated January 8, 2003
----------------- --------------------------------------------------------------

     3.1 Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated January 8, 2003, by BioDelivery Sciences International, Inc., as Managing Member and the other members signatory thereto, as Class B Members
----------------- --------------------------------------------------------------

     3.2 First Amendment to Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated March 31, 2003, by BioDelivery Sciences International, Inc., as Managing Member
----------------- --------------------------------------------------------------

     3.3 Amended and Restated Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated October 1, 2003, by BioDelivery Sciences International, Inc., as Managing Member
----------------- --------------------------------------------------------------

     3.4          Bioral Nutrient Delivery, LLC 2003 Class B Membership Share
                  Option Plan
----------------- --------------------------------------------------------------

     6.1 Promissory Note, dated February 13, 2003, by Bioral Nutrient Delivery, LLC in favor of BioDelivery Sciences International, Inc.
----------------- --------------------------------------------------------------

     6.2 Sub-License Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
----------------- --------------------------------------------------------------

     6.3 First Amendment to Sub-License Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
----------------- --------------------------------------------------------------

     6.4 Management Services and Administrative Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
----------------- --------------------------------------------------------------

     6.5 First Amendment to Management Services and Administrative Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
----------------- --------------------------------------------------------------

     6.6 Evaluation Agreement and Option to License, dated September 5, 2002 by and between BioDelivery Sciences International, Inc. and ***** (confidential treatment requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2)
----------------- --------------------------------------------------------------

     7.1          Material Foreign Patents
----------------- --------------------------------------------------------------

    15.1          Information Statement relating to the distribution of the
                  Class B Shares
----------------- --------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           BIORAL NUTRIENT DELIVERY, LLC


                           By:  /s/ Francis E. O'Donnell, Jr.
                                 ----------------------------------------------
                                   Name: Francis E. O'Donnell, Jr.
                                   Title: President and Chief Executive Officer



Date: November 19, 2003